Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 11, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories enters into exclusive sales and distribution agreement with Novartis India Limited for select India brands”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories enters into exclusive sales and distribution agreement with Novartis India Limited for select India brands

•	Dr. Reddy’s to promote and distribute select Novartis products including the Voveran® range, the Calcium range and Methergine® in India

•	Arrangement to further enhance patient access to well-established brands in the important therapy areas of pain management, women’s health and bone health

•	With India business as a key growth driver, arrangement will strengthen company’s presence in key therapy areas

Hyderabad, India, February 11, 2022 - Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as "Dr. Reddy's") today announced that it has entered into an exclusive sales and distribution agreement with Novartis India Limited (“NIL”) for the Voveran® range, the Calcium range and Methergine® in India.

Under the arrangement, Dr. Reddy’s will have exclusive rights to promote and distribute the well-established Voveran® range, the Calcium range and Methergine® in India. The company will use its strengths in promotion and distribution to considerably expand its engagement with healthcare professionals with the aim of enabling access to patients in need.

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), said: “We are delighted to enter into this arrangement with NIL to promote and distribute these well-established brands that are trusted by patients and healthcare professionals. Our India business has been a strong growth driver and remains a key focus market for us. This arrangement will strengthen our portfolio in the pain management and women’s health areas. It is our endeavour to build on the legacy created by NIL over the years and we intend to evaluate capabilities to maintain business continuity. This will help accelerate access and reach more patients in keeping with our purpose of ‘Good Health Can’t Wait’.”

About Dr. Reddy's: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management's current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers', products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.